EXHIBIT 99n

                            KINROSS GOLD CORPORATION
                             MATERIAL CHANGE REPORT


Item 1.   Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2.   Dates of Material Change

July 2, 2002.

Item 3.   Press Releases

Press release was issued by Kinross in Toronto on July 2, 2002 with respect to the material change and filed via SEDAR.

Item 4.   Summary of Material Change

Kinross Gold Corporation and Placer Dome Inc., through its wholly owned subsidiary, Placer Dome (CLA) Limited, announced the finalization of the Porcupine Joint Venture announced on April 11, 2002.

Item 5.   Full Description of Material Change

Kinross Gold Corporation (TSE-K; Amex-KGC) and Placer Dome Inc. (TSE-PDG; NYSE-PDG), through its wholly owned subsidiary, Placer Dome (CLA) Limited, are pleased to announce the finalization of the Porcupine Joint Venture announced on April 11, 2002. Effective July 1, 2002 our respective mining operations in the Porcupine camp in Timmins, Ontario began operating as the Porcupine Joint
Venture. Placer owns a 51% interest and is operator, while Kinross has a 49% interest in the joint venture, which now incorporates the Dome mine and mill, the Hoyle Pond, Pamour and Nighthawk Lake mines as well as the Bell Creek mill. According to Placer Dome President and CEO Jay Taylor: "It is a testament to the depth of expertise of our two companies that we can make such a smooth operating transition at a time when each partner is involved in other transactions. We look forward to moving immediately to capture the significant synergies we see available to the joint venture." Bob Buchan, Chairman and CEO of Kinross, stated: "The formation of this joint venture represents the beginning of an important new chapter in the 92 year history of the Porcupine gold camp, the largest historic gold producing district in North America. It establishes a new foundation with a vision of significant gold production for many years to come."

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7.   Omitted Information

N/A

Item 8.   Senior Officer

         Ms. Shelley M. Riley




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         Corporate Secretary
         Telephone: (416) 365-5198
         Facsimile: (416) 365-0237

Item 9.   Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 2nd day of July, 2002.


                                             KINROSS GOLD CORPORATION


                                             PER:   Shelley M. Riley/
                                                    -----------------
                                                    Shelley M. Riley
                                                    Corporate Secretary